UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WAITR HOLDINGS INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

930752 118

(CUSIP Number of Class of Securities)

David Pringle

Chief Financial Officer & Secretary

844 Ryan Street, Suite 300

Lake Charles, Louisiana 70601

1-800-661-903

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Joel L. Rubinstein

Jonathan P. Rochwarger

Elliott M. Smith

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

Tel: (212) 294-6700

Fax: (212) 294-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$38,250,000	$4,635.90

(1)

The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Waitr Holdings Inc. (the “Company”) is offering holders of a total of 25,000,000 publicly traded warrants (the “public warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“common stock”), outstanding as of January 25, 2019 the opportunity to exchange such warrants and receive 0.18 shares of common stock in exchange for each public warrant. The transaction value was determined by using the average of the high and low prices of the public warrants as reported on the OTC Pink marketplace maintained by OTC Markets Group, Inc. on January 23, 2019, which was $1.53.

(2)

The amount of the filing fee assumes that all outstanding public warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,468.44	Filing Party: Waitr Holdings Inc.
Form or Registration No.: Form S-4	Date Filed: January 25, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Waitr Holdings Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s publicly traded warrants (the “public warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (“common stock”), to receive 0.18 shares of common stock in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated January 25, 2019 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents from holders of the public warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of May 25, 2016 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the public warrants. If approved, the Warrant Amendment would permit the Company to require that each public warrant that is outstanding upon the closing of the Offer be converted into 0.162 shares of common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding public warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of the outstanding public warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Waitr Holdings Inc. The Company’s principal executive offices are located at 844 Ryan Street, Suite 300, Lake Charles, Louisiana 70601, and its telephone number at such offices is 1-800-661-9036.

(b) Securities. The subject securities include the public warrants that were issued in connection with the Company’s initial public offering consummated on June 1, 2016. The public warrants entitle such warrant holders to purchase one-half of one share of common stock for a purchase price of $5.75 per one-half share ($11.50 per whole share).

As of January 25, 2019, there were an aggregate of 25,000,000 public warrants outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of January 25, 2019 are listed in the table below.

Name	Position
Christopher Meaux	Chief Executive Officer and Chairman

David Pringle	Chief Financial Officer and Secretary

Karl Meche	Chief Accounting Officer

Joseph Stough	President and Chief Operating Officer

Travis Boudreaux	Director of Software Engineering

Addison Killebrew	Chief Innovation Officer

Sonny Mayugba	Chief Marketing Officer

Manuel Rivero	Chief Architect

Tilman J. Fertitta	Director

Scott Fletcher	Director

Jonathan Green	Director

Joseph LeBlanc	Director

Kian Salehi-Moshaei	Director

Steven L. Scheinthal	Director

William Gray Stream	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference. The information set forth in the section of entitled “Certain Relationships and Related Party Transactions” in our definitive proxy statement on Schedule 14A, filed with the SEC by the Company on November 1, 2018 (the “Proxy Statement”) and in the sections entitled “Registration Rights Agreement,” “Consulting Agreements” and “Indemnification Agreements” in Item 1.01 of our Current Report on Form 8-K filed on November 21, 2018 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Stock Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Proxy Statement entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of public warrants should tender public warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Proxy Statement are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings,” in the Proxy Statement entitled “Certain Relationships and Related Person Transactions” and in Item 1.01 of our Current Report on Form 8-K filed on November 21, 2018 in the sections entitled “Registration Rights Agreement,” “Consulting Agreements” and “Indemnification Agreements” is incorporated herein by reference. is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Press Release, dated January 25, 2019 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-37788) filed by the Company on January 25, 2019).

(b)	Not applicable

(d)(i)	Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(ii)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(iv)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(v)	Warrant Agreement, dated May 25, 2016, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2016).

(d)(vi)	Form of Warrant (incorporated by reference to Exhibit 4.3 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(vii)	Convertible Promissory Note, dated August 21, 2018, issued to Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on August 23, 2018).

(d)(viii)	Commitment Letter, dated as of October 2, 2018, by and among the Company, Landcadia Merger Sub, Inc. and Luxor Capital Group, LP (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on October 3, 2018).

(d)(ix)	Credit and Guaranty Agreement, dated as of November 15, 2018, by and among Waitr Inc., as Borrower, Waitr Intermediate Holdings, LLC, certain subsidiaries of Waitr Inc., as Guarantors, various lenders and Luxor Capital Group, LP, as Administrative Agent, Collateral Agent and Lead Arranger (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(x)	Amendment No. 1 to Credit and Guaranty Agreement, dated as of January 17, 2019, by and among Waitr Inc., as borrower, Waitr Intermediate Holdings, LLC, the various lenders party thereto and Luxor Capital Group, LP, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(d)(xi)	Credit Agreement, dated November 15, 2018, by and among the Company, as Borrower, various lenders and Luxor Capital Group, LP, as Administrative Agent and Lead Arranger (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xii)	Amendment No. 1 to Credit Agreement, dated as of January 17, 2019, by and among Waitr Holdings Inc., as borrower, the lenders party thereto and Luxor Capital Group, LP, as administrative agent (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(d)(xiii)	Form of Convertible Promissory Note (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xiv)	Form of Amended and Restated Registration Rights Agreement by and among the Company and the investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(x)	Registration Rights Agreement, dated November 15, 2018, by and among the Company and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Form 8-A/A (File No. 001-37788) filed by the Company on November 19, 2018).

(d)(xvi)	Letter Agreement, dated November 15, 2018, by and among the Company, Luxor Capital Group, LP, Luxor Capital Partners, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Wavefront, LP and Lugard Road Capital Master Fund, LP (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xvii)†	Employment Agreement, dated November 15, 2018, by and between the Company and Christopher Meaux (incorporated by reference to Exhibit 10.10 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xviii)†	Offer Letter, dated November 15, 2018, by and between the Company and Travis Boudreaux (incorporated by reference to Exhibit 10.11 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xix)†	Offer Letter, dated November 15, 2018, by and between the Company and Manuel Rivero (incorporated by reference to Exhibit 10.12 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xx)†	Offer Letter, dated November 15, 2018, by and between the Company and David Pringle (incorporated by reference to Exhibit 10.13 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxi)†	Offer Letter, dated November 15, 2018, by and between the Company and Joseph Stough (incorporated by reference to Exhibit 10.14 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxii)†	Offer Letter, dated November 15, 2018, by and between the Company and Sonny Mayugba (incorporated by reference to Exhibit 10.15 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxiii)†	Offer Letter, dated November 15, 2018, by and between the Company and Addison Killebrew (incorporated by reference to Exhibit 10.16 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxiv)	Consulting Agreement, dated November 15, 2018, by and between the Company and Steven L. Scheinthal (incorporated by reference to Exhibit 10.17 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxv)	Consulting Agreement, dated November 15, 2018, by and between the Company and Richard H. Liem (incorporated by reference to Exhibit 10.18 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxvi)	Form of Lockup Agreement (incorporated by reference to Exhibit 10.19 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.20 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxviii)†	Waitr Holdings Inc. 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.21 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on November 21, 2018).

(d)(xxix)	Letter Agreement, dated May 25, 2016, by and among the Company, Tilman J. Fertitta, Richard Handler, Richard H. Liem, Steven L. Scheinthal, Nicholas Daraviras, Jefferies Financial Group Inc. (f/k/a Leucadia National Corporation) and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2016).

(d)(xxx)	Letter Agreement, dated May 25, 2016, by and among the Company and Mark Kelly (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2016).

(d)(xxxi)	Letter Agreement, dated August 23, 2016, by and between the Company and G. Michael Stevens (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-37788) filed by the Company on August 23, 2016).

(d)(xxxii)	Letter Agreement, dated May 8, 2017, by and between the Company and Michael S. Chadwick (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K (File No. 001-37788) filed by the Company on May 10, 2017).

(d)(xxxiii)	Amendment to Letter Agreement, dated as of May 31, 2018, by and among the Company, Jefferies Financial Group Inc., Fertitta Entertainment, Inc., Tilman J. Fertitta, Richard Handler, Richard H. Liem, Steven L. Scheinthal and Nicholas Daraviras (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2018).

(d)(xxxiv)	Amendment to Letter Agreement, dated as of May 31, 2018, by and between the Company and Mark Kelly (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 1, 2018).

(d)(xxxv)	Amendment to Letter Agreement, dated as of June 11, 2018, by and between the Company and G. Michael Stevens (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q (File No. 001-37788) filed by the Company on August 9, 2018).

(d)(xxxvi)	Amendment to Letter Agreement, dated as of June 11, 2018, by and between the Company and Michael S. Chadwick (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q (File No. 001-37788) filed by the Company on August 9, 2018).

(d)(xxxvii)	Commitment Letter, dated as of December 11, 2018, by and among Luxor Capital Group, LP, the Company and Waitr Inc. (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q (File No. 001-37788) filed by the Company on December 12, 2018).

(d)(xxxviii)	Form of Registration Rights Agreement by and among Waitr Holdings Inc. and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(d)(xxxix)	Form of Lockup Agreement (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 18, 2019).

(g)	Not applicable

(h)	Opinion of Winston & Strawn LLP regarding certain U.S. tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on January 25, 2019).

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WAITR HOLDINGS INC.

By:	/s/ David Pringle
David Pringle
Chief Financial Officer and Secretary

Dated: January 25, 2019